CUSIP No. 0003172341                            Page 1 of 5 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No.  )


                        Film Roman, Inc.
_________________________________________________________________
                        (Name of Issuer)



                  Common Stock, $.01 par value
_________________________________________________________________
                 (Title of Class of Securities)



                          0003172341
_________________________________________________________________
                         (CUSIP Number)














                ________________________________

CUSIP No. 0003172341                            Page 2 of 5 Pages
_________________________________________________________________
1)   Name of Reporting Person                BCI Growth III, L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                    Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    1,033,969 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  1,033,969 shares of
                              tive Power     Common Stock
                         ________________________________________

                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           1,033,969 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                            12.2%
     Amount in Row (9)
________________________________________________________________
12)  Type of Reporting
     Person                                    PN

CUSIP No. 0003172341                            Page 3 of 5 Pages
Item 1(a) -    Name of Issuer:

               Film Roman, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               12020 Chandler Boulevard
               Suite 200
               N. Hollywood, CA  91607

Item 2(a) -    Name of Person Filing:

               BCI Growth III, L.P.

               BCI Growth III, L.P. is a Delaware limited partnership. Its sole general partner is Teaneck
               Associates, L.P., a Delaware limited partnership.

Item 2(b) -    Address of Principal Business Office or, if none,
               Residence:

               Glenpointe Centre West
               Teaneck, New Jersey 07666

Item 2(c) -    Place of Organization:

               Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e) -    CUSIP Number:

               0003172341

Item 3   -     Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not Applicable

Item 4    -    Ownership.

               (a)  Amount Beneficially Owned:

                    1,033,969 shares of Common Stock

               (b)  Percent of Class:
                    12.2%

CUSIP No. 0003172341                            Page 4 of 5 Pages
(c)Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the
                              vote:

                              1,033,969 shares of Common Stock

                    (ii)      shared power to vote or to direct
                              the vote:

                              -0-

                    (iii)     sole power to dispose or to direct
                              the disposition of:

                              1,033,969 shares of Common Stock

                    (iv)      shared power to dispose or to di-
                              rect the disposition of:

                              -0-

Item 5    -    Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6    -    Ownership of More than Five Percent on Behalf of
               Another Person:

               Not Applicable

Item 7    -    Identification and Classification of the
               Subsidiary Which Acquired the Security Being Re-ported on By the Parent Company:

               Not Applicable

Item 8    -    Identification and Classification of Members of
               the Group:

               Not Applicable

Item 9    -    Notice of Dissolution of Group:

               Not Applicable

Item 10   -    Certification:

               Not Applicable

CUSIP No. 0003172341                            Page 5 of 5 Pages
Signature:

          After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              BCI GROWTH III, L.P.

                              By  Teaneck Associates, L.P.,
                                  General Partner



                              By /s/ Ted Horton
                                   General Partner


Date:  January 13, 1997